Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

April 8, 2016

VIA EDGAR Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”) Post-Effective Amendment No. 4 to Registration Statement on Form S-1 Filed March 24, 2016 File No. 333-197227

Dear Ms. Hayes:

This letter responds on behalf of the Company to your comment letter dated April 6, 2016, with respect to the above-referenced filing. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Prospectus Summary, page 9

1.	Please include in this section a discussion regarding the implications of being an emerging growth company. In this regard, please briefly discuss the various exemptions that are available to you, and state that you have elected to use the extended transition period under Section 107(b) of the JOBS Act (including a statement that this election is irrevocable).

RESPONSE: We have revised the filing through the submission of Post-Effective Amendment No. 5 concurrent with this response letter (the “Amendment”). On page 11 of the prospectus contained in the Amendment, we have added disclosure relating to the Company’s status as an emerging growth company and have included specific reference to the fact that the Company has made an election under Section 107(b) of the JOBS Act and that the election is irrevocable.

Ms. Suzanne Hayes Page 2 April 8, 2016

Risk Factors

Our controlling stockholders and principal executives are involved in litigation “clawback” claims . . . page 21

2.	We note the risk factor in your Form 10-K with the same heading, which provides more fulsome disclosure of the risk, including a discussion of the risk to holders of your L Bonds. Given that this registration statement is registering L Bonds, please expand your disclosure here to specifically discuss how an adverse outcome in the litigation could materially impact the L Bond holders.

RESPONSE: As requested, we have revised this risk factor to specifically include discussion of how adverse outcomes could materially impact the holders of L Bonds. Please see page 22 of the prospectus contained in the Amendment.

Incorporation of Certain Documents by Reference, page 70

3.	Please revise this section to refer to your filed definitive proxy statement rather than your preliminary proxy statement.

RESPONSE: We have made the requested revisions. Please see page 71 of the prospectus contained in the Amendment.

*  *  *  *  *  *  *

The Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to me by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Sincerely,

/s/ Paul D. Chestovich
Paul D. Chestovich

cc:	Jon Sabes

Bill Acheson

Jon Gangelhoff